FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer General Manager of Corporate Finance Division

Date: August 30, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidation of Medical Material Businesses of Kyocera Corporation and Kobe Steel, Ltd. Commencement of “Japan Medical Materials Corporation”

[Translation]

Aug 30, 2004

To the Press:

Kyocera Corporation

Kobe Steel, Ltd.

Consolidation of Medical Material Businesses of

Kyocera Corporation and Kobe Steel, Ltd.

Commencement of “Japan Medical Materials Corporation”

Kyocera Corporation (Headquarters: Kyoto; President: Yasuo Nishiguchi) (hereinafter referred to as “Kyocera”) and Kobe Steel, Ltd. (Headquarters: Kobe; President: Yasuo Inubushi) (hereinafter referred to as “Kobe Steel”) will establish “Japan Medical Materials Corporation,” which was a new company by integrating the medical material businesses of both companies and was announced on April 28, 2004, and commence of operation on September 1, 2004.

Japan Medical Materials Corporation will integrate material and processing technologies for both of ceramics and titanium alloys as well as business resources derived from Kyocera and Kobe Steel, and will promptly establish a business basis as a medical material specialist, which is unique in the world. Japan Medical Materials Corporation will conduct business not only in Japan but all over Asia, and will aim to develop its business on a global scale, targeting markets all over the world. Especially in the area of artificial joint business, which is the main product line of Japan Medical Materials Corporation, Kyocera and Kobe Steel are No. 1 and No. 2 manufacturers, respectively. And Japan Medical Materials Corporation, as a result of the consolidation of the two manufacturers, will aim to become Japan’s premier total medical material manufacturer.

<Outline of Japan Medical Materials Corporation >

Company Name:	Japan Medical Materials Corporation
Date of Incorporation	September 1, 2004 * Commencing operations on the same day.
Capital Amount:	2,500 million yen
Shareholding Ratios:	Kyocera: 77% Kobe Steel: 23%
Number of Employees:	414 (as of September 1, 2004)
Location of Headquarters:	9th Floor, Uemura Nissei Building, 3-3-31 Miyahara, Yodogawa-ku, Osaka-shi, 532-0003
Principal Businesses:	Development, manufacture and sale of artificial joints, artificial dental implants and other medical materials and medical equipment. And other business as total medical materials manufacturer.

Sales Target: Location:

Approximately 30 billion yen in Fiscal March 2008

Sales office: 10 (Sapporo, Tohoku, Omiya, Tokyo, Nagoya, Kyoto, Osaka, Okayama, Hiroshima, Kyushu)

Production: 2 (Shiga Plant, Kobe Plant)

Research center: 1 (Osaka)

Directors and Auditors:

Chairman of the Board and Representative Director: Yasuo Nishiguchi

(Representative Director and President of Kyocera)

Representative Director and President :

Kenji Sano (General Manager of Bioceram Division of Kyocera)

Representative Senior Managing Director : Hideo Ashida

(General Manager of Medical Implants&Materials Division of Kobe Steel)

Senior Managing Director: Tomohiro Tsuda

(Bioceram Division of Kyocera)

Director: Hideaki Okimatsu

(Bioceram Division of Kyocera)

Part-time Director: Masahiro Umemura

(Representative Directors and Executive Vice Presidents of Kyocera)

Part-time Director: Hiroshi Sato

(Executive Vice President and Representative Director of Kobe Steel)

Full-time Corporate Auditor: Hiroshi Hato

(Advisor of Medical Implants&Materials Division of Kobe Steel)

Part-time Corporate Auditor: Yasuo Akashi

(Full-time Corporate Auditor of Kyocera)

Part-time Corporate Auditor: Hideki Ishida

(Managing Executive Officer of Kyocera)

<Where to Call relating to This Matter>

- For the Press:
Kyocera	Corporate Communications Department
	Head Office	TEL: 81-75-604-3514
	Tokyo	TEL: 81-3-3274-1577

Kobe Steel	Publicity Group
	Tokyo Head Office	TEL: 81-3-5739-6010
	Kobe Head Office	TEL: 81-78-261-4041

- For the Customers:
Japan Medical Materials Corporation		TEL: 81-6-6350-1036 (main)
(*Since September 1, 2004)